FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 28, 2022 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the second quarter and six months ended June 30, 2022.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-256791) that was filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: July 28, 2022	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2022;
DECLARES CASH DIVIDEND OF $0.275 PER SHARE FOR THE SECOND QUARTER 2022

ATHENS, GREECE, July 28, 2022 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $35.6 million and net income attributed to common stockholders of $34.2 million for the second quarter of 2022. This compares to net income of $2.8 million and net income attributed to common stockholders of $1.4 million for the second quarter of 2021. Earnings per share for the second quarter of 2022 was $0.44 basic and $0.42 diluted, compared to earnings per share of $0.02 basic and diluted in the same quarter of 2021.

Time charter revenues were $74.5 million for the second quarter of 2022, compared to $47.0 million for the same quarter of 2021. The increase in time charter revenues was due to increased average time charter rates that the Company achieved for its vessels during the quarter. This increase was partly offset by decreased revenues due to the decrease in the size of the fleet and increased off hire days during the quarter compared to the same quarter last year.

Net income for the six months ended June 30, 2022, amounted to $61.6 million and net income attributed to common stockholders amounted to $58.8 million. This compares to net income of $1.5 million and net loss attributed to common stockholders of $1.4 million for the same period of 2021. Time charter revenues were $140.5 million for the six months ended June 30, 2022, compared to $88.1 million for the same period of 2021.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.275 per share, based on the Company’s results of operations during the second quarter ended June 30, 2022. The cash dividend will be payable on or about August 19, 2022 to all shareholders of record as of August 8, 2022. The Company currently has 86,142,258 common shares issued and outstanding.

Fleet Employment (As of July 27, 2022)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
8 Panamax Bulk Carriers
1	MELIA		25,750	5.00%	Viterra Chartering B.V., Rotterdam	11-Jun-21	28/May/2022	1
	2005 76,225		20,000	5.00%	Oldendorff GmbH & Co. KG	28-May-22	23/Aug/2022
2	ARTEMIS		21,250	4.75%	Cargill International S.A., Geneva	21-Mar-22	20/Jun/2023-20/Aug/2023
	2006 76,942
3	LETO		25,500	4.75%	Aquavita International S.A.	03-Oct-21	1/Feb/2023 - 15/Apr/2023
	2010 81,297
4	SELINA	A	26,500	5.00%	ASL Bulk Shipping HK Limited	02-Sep-21	18/Jun/2022
	2010 75,700		22,000	5.00%	Speed Logistics Marine Limited	18-Jun-22	15/Apr/2023-20/Jun/2023
5	MAERA	A	26,000	5.00%	ASL Bulk Shipping HK Limited	18-Sep-21	1/Oct/2022 - 15/Dec/2022
	2013 75,403
6	ISMENE		18,500	4.75%	Cargill International S.A., Geneva	23-Nov-21	15/Dec/2022 - 15/Feb/2023
	2013 77,901
7	CRYSTALIA	B	26,100	5.00%	Uniper Global Commodities SE, Dusseldorf	21-Sep-21	1/Oct/2022 - 15/Dec/2022
	2014 77,525
8	ATALANDI	B	24,500	4.75%	Aquavita International S.A.	05-Oct-21	15/Feb/2023 - 30/Apr/2023
	2014 77,529
6 Kamsarmax Bulk Carriers
9	MAIA	C	25,000	5.00%	Viterra Chartering B.V., Rotterdam	20-Jun-21	24/May/2022
	2009 82,193		25,000	5.00%	Hyundai Glovis Co. Ltd.	24-May-22	20/Sep/2023 - 20/Nov/2023
10	MYRSINI	C	22,000	4.75%	Cargill International S.A., Geneva	15-Nov-21	1/Dec/2022 - 31/Jan/2023
	2010 82,117
11	MEDUSA	C	26,000	4.75%	Cargill International S.A., Geneva	09-Mar-22	15/May/2023-15/Jul/2023
	2010 82,194
12	MYRTO	C	28,500	5.00%	Solebay Shipping Transocean Company Limited	10-Sep-21	15/Aug/2022 - 15/Oct/2022
	2013 82,131
13	ASTARTE		21,500	5.00%	Tongli Shipping Pte. Ltd.	30-Jan-22	15/Apr/2023 - 15/Jun/2023
	2013 81,513
14	LEONIDAS P. C.		24,500	4.75%	Cargill International S.A., Geneva	18-Feb-22	1/Mar/2023-30/Apr/2023
	2011 82,165
5 Post-Panamax Bulk Carriers
15	ALCMENE		17,100	5.00%	SwissMarine Pte. Ltd., Singapore	25-Nov-21	20/Dec/2022 - 5/Mar/2023
	2010 93,193
16	AMPHITRITE	D	27,000	5.00%	BG Shipping Co., Limited, Hong Kong	13-Sep-21	15/Oct/2022 - 15/Dec/2022
	2012 98,697

Fleet Employment (As of July 27, 2022)

	VESSEL BUILT DWT	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES

17	POLYMNIA	D	24,750	5.00%	CLdN Cobelfret SA, Luxembourg	04-Feb-22	15/Jan/2023-15/Mar/2023
	2012 98,704
18	ELECTRA	E	21,000	5.00%	Tongli Shipping Pte. Ltd.	28-Apr-21	13/Apr/2022	2
	2013 87,150		16,500	5.00%	Raffles Shipping International Pte. Ltd.	13-Apr-22	7/Jun/2022	3
			17,500	5.00%	Refined Success Limited	02-Jul-22	1/Apr/2023 - 30/May/2023
19	PHAIDRA	E	28,000	5.00%	Uniper Global Commodities SE, Düsseldorf	02-Sep-21	1/Aug/2022 - 25/Aug/2022	4
	2013 87,146
12 Capesize Bulk Carriers
20	ALIKI		24,500	5.00%	Koch Shipping Pte. Ltd., Singapore	21-Feb-22	1/Feb/2023 - 15/Apr/2023
	2005 180,235
21	BALTIMORE		10,500	5.00%	Trafigura Maritime Logistics Pte. Ltd.	08-Feb-22	8/Apr/2022	5
	2005 177,243		16,000	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	08-Apr-22	11/Jul/2022	6,7
22	SEMIRIO	F	19,700	5.00%	C Transport Maritime Ltd., Bermuda	15-Dec-21	15/Aug/2023 - 15/Nov/2023	8
	2007 174,261
23	BOSTON	F	25,500	5.00%	C Transport Maritime Ltd., Bermuda	16-Jun-21	20/Apr/2022	9
	2007 177,828		13,000	5.00%	Richland Bulk Pte. Ltd.	20-Apr-22	28/May/2022
			20,500	5.00%	Aquavita International S.A.	15-Jul-22	1/Apr/2023 - 31/May/2023
24	HOUSTON	F	27,000	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Aug-21	5/Aug/2022 - 15/Oct/2022	4
	2009 177,729
25	NEW YORK	F	14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29-Dec-20	2/Jul/2022
	2010 177,773		23,000	5.00%	C Transport Maritime Ltd., Bermuda	02-Jul-22	10/Jun/2023 - 25/Aug/2023
26	SEATTLE	G	26,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	02-Mar-22	1/Oct/2023-15/Dec/2023
	2011 179,362
27	P. S. PALIOS	G	26,500	4.75%	Olam International Limited, Singapore	05-Jun-21	23/Apr/2022	10
	2013 179,134		31,000	5.00%	Classic Maritime Inc.	11-Jun-22	15/Apr/2024-30/Jun/2024
28	G. P. ZAFIRAKIS	H	22,750	4.75%	Cargill International S.A., Geneva	01-Dec-21	1/Nov/2022 - 31/Dec/2022
	2014 179,492
29	SANTA BARBARA	H	29,500	4.75%	Cargill International S.A., Geneva	19-Mar-22	10/May/2023-10/Jul/2023
	2015 179,426
30	NEW ORLEANS		32,000	5.00%	Engelhart CTP Freight (Switzerland) SA	25-Mar-22	20/Nov/2023-31/Jan/2024
	2015 180,960
31	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29/Jan/2027-29/May/2027	11
	2022 182,063
4 Newcastlemax Bulk Carriers
32	LOS ANGELES	I	26,250	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Jan-22	15/Jan/2023-15/Mar/2023
	2012 206,104
33	PHILADELPHIA	I	26,000	5.00%	C Transport Maritime Ltd., Bermuda	12-Apr-22	1/Feb/2024-15/Apr/2024	12
	2012 206,040
34	SAN FRANCISCO	J	30,500	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Feb-22	1/Mar/2023-15/May/2023
	2017 208,006
35	NEWPORT NEWS	J	28,000	5.00%	Koch Shipping Pte. Ltd., Singapore	16-Dec-21	1/Jul/2023 - 30/Sep/2023
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Redelivery date based on an estimated time charter trip duration of about 87 days.
2 Charterers agreed to compensate the owners, for all the days over and above the maximum redelivery date (April 10, 2022), with hire rate equal to the average of Baltic Panamax Index 5TC weighted time charter average minus 10% or vessel’s present Charter Party rate, whichever is higher.

3 Vessel on scheduled drydocking from June 7, 2022 to July 2, 2022.
4 Based on latest information.
5 Charter included a one time ballast bonus payment of US$1,000,000.
6 Currently without an active charterparty. Vessel on scheduled drydocking.
7 Vessel sold and expected to be delivered to her new owners in the third quarter of 2022.
8 Vessel currently off hire for drydocking.
9 Vessel on scheduled drydocking from May 28, 2022 to July 15, 2022.
10 Charterers agreed to compensate the owners, for all the days over and above the maximum redelivery date (April 15, 2022), with hire rate equal to the average of Baltic Cape Index 5TC weighted time charter average plus 10% or vessel’s present Charter Party rate, whichever is higher.

11 Bareboat chartered-in for a period of ten years at US$13,500 per day.
12 Vessel on scheduled drydocking from March 7, 2022 to April 12, 2022.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time Charter Revenues	$74,522	$47,023	$140,456	$88,074
Voyage Expenses	(1,051)	2,292	663	4,072
Vessel Operating Expenses	18,394	19,179	34,822	37,731
Net Income	35,606	2,815	61,649	1,520
Net Income/(Loss) Attributable to Common Stockholders	34,164	1,373	58,765	(1,364)
FLEET DATA
Average number of vessels	35.0	37.0	34.3	37.6
Number of vessels	35.0	37.0	35.0	37.0
Weighted average age of vessels	10.4	10.4	10.4	10.4
Ownership days	3,185	3,367	6,202	6,801
Available days	3,068	3,319	5,974	6,753
Operating days	3,059	3,305	5,919	6,692
Fleet utilization	99.7%	99.6%	99.1%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$24,633	$13,477	$23,400	$12,439
Daily vessel operating expenses (2)	$5,775	$5,696	$5,615	$5,548

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, July 28, 2022.
Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.
A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13731381.
About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
	Three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
REVENUES:
Time Charter Revenues	$74,522	$47,023	$140,456	$88,074
OPERATING EXPENSES
Voyage Expenses	(1,051)	2,292	663	4,072
Vessel Operating Expenses	18,394	19,179	34,822	37,731
Depreciation and Amortization of Deferred Charges	10,665	10,092	20,457	20,141
General and Administrative Expenses	7,888	7,211	14,947	13,909
Management Fees to Related Party	111	405	228	854
Loss/(Gain) on Sale of Vessels	-	(2)	-	203
Insurance Recoveries	(1,471)	-	(1,789)	-
Other Operating (Income)/Loss	(420)	102	(341)	(4)
Operating Income, Total	$40,406	$7,744	$71,469	$11,168

OTHER INCOME / (EXPENSES):
Interest Expense and Finance Costs	(5,986)	(4,706)	(11,209)	(9,342)
Interest and Other Income	385	22	622	50
Loss on Extinguishment of Debt	-	(158)	-	(158)
Gain/(Loss) from Equity Method Investments	801	(87)	767	(198)
Total Other Expenses, Net	$(4,800)	$(4,929)	$(9,820)	$(9,648)

Net Income	$35,606	$2,815	$61,649	$1,520
Dividends on series B preferred shares	(1,442)	(1,442)	(2,884)	(2,884)
Net Income/(Loss) Attributable to Common Stockholders	34,164	1,373	58,765	(1,364)
Earnings/(Loss) Per Common Share, Basic	$0.44	$0.02	$0.76	$(0.02)

Earnings/(Loss) Per Common Share, Diluted	$0.42	$0.02	$0.73	$(0.02)
Weighted Average Number of Common Shares Outstanding, Basic	78,339,851	82,020,353	77,343,851	82,792,000

Weighted Average Number of Common Shares Outstanding, Diluted	81,918,389	85,576,754	80,308,679	82,792,000

	Three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021

Net Income	$35,606	$2,815	$61,649	$1,520
Other comprehensive income (Actuarial income)	-	-	1	-
Comprehensive Income	$35,606	$2,815	$61,650	$1,520

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	June 30, 2022	December 31, 2021*
ASSETS	(unaudited)

Cash and Cash Equivalents and Restricted Cash	$130,342	$126,788
Other Current Assets	34,797	15,357
Fixed Assets	720,347	682,579
Investments in Related Parties	8,122	7,644
Other Noncurrent Assets	15,309	9,582
Total assets	$908,917	$841,950

LIABILITIES AND EQUITY

Long-Term Debt and Lease Obligation, net of Deferred Financing Costs	$451,718	$423,675
Other Liabilities	35,094	25,080
Total Stockholders' Equity	422,105	393,195
Total Liabilities and Stockholders' Equity	$908,917	$841,950

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021

Net cash provided by operating activities	$43,737	$21,023	$80,837	$27,442
Net cash provided by/(used in) investing activities	2,533	(483)	(18,769)	22,075
Net cash provided by/(used in) financing activities	$(31,610)	$48,420	$(58,514)	$22,569